UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
____________________

This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783.

TYPOGRAPHICAL ERROR IN PROXY STATEMENT

On November 24, 2015, Attunity Ltd. (the "Company" or "we") filed a Current Report on Form 6-K that enclosed, among other things, a copy of the Company's Notice and Proxy Statement for its Annual General Meeting to be held on December 30, 2015 (the "Proxy Statement").

We wish to advise that we have discovered a typographical error in Item 3 of Proxy Statement - The paragraph immediately above the heading "The Proposed Resolution" in Item 3 (correctly) states that "our Compensation Committee and Board of Directors determined that, in light of, among other things, the growth of the Company in the past several years, it would be appropriate to allow the Company to purchase directors’ and officers’ liability insurance policy with a maximum aggregate coverage of $40 million, but to maintain the limit of maximum annual premium at $250,000." However, the text of the proposed resolution immediately following that paragraph contains a typographical error and the words "$300,000" should be replaced by "$250,000", so the Company wishes to clarify that the text of the proposed resolution should be read as follows:

”RESOLVED, that the Compensation Policy be amended to provide that the Company may purchase (including renew or extend) directors’ and officers’ liability insurance policy with a maximum aggregate coverage of $40 million and maximum annual premium of $250,000.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: November 30, 2015